UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

STELLUS PRIVATE CREDIT BDC

(Name of Subject Company (Issuer))

STELLUS PRIVATE CREDIT BDC

(Names of filing Person (Offeror and Issuer))

Shares of Beneficial Interest, Par Value $0.01 per share

(Title of Class of Securities)

Robert T. Ladd

Chief Executive Officer

4400 Post Oak Parkway, Suite 2200

Houston, Texas 77027

(713) 292-5400

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Stephani M. Hildebrandt, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note:

This Amended and Restated Tender Offer Statement on Schedule TO (the “Amended Schedule TO”) amends and restates the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Stellus Private Credit BDC (the “Company,” “our,” “we,” or “us”) on November 15, 2024, in connection with the Company’s offer to purchase up to 5% of the net asset value of its shares that are tendered by shareholders of that class and not withdrawn. This Amended Schedule TO is being filed solely to change the Expiration Date (as defined in the Original Schedule TO) from December 13, 2024 to December 27, 2024 and to change the date the Purchase Price (as defined in the Original Schedule TO) is determined from December 16, 2024 to December 30, 2024. This Amended Schedule TO does not modify any other information previously reported on the Original Schedule TO.

ITEM 1.    SUMMARY TERM SHEET.

The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)   Name and Address.    The name of the issuer is Stellus Private Credit BDC. The address and telephone number of the issuer’s principal executive offices are: 4400 Post Oak Parkway, Suite 2200 Houston, TX 77027 and (713) 292-5400.

(b)   Securities.    The subject securities are common shares of beneficial interst of the Company. As of November 14, 2024, there were 9,435,326.55 Common Shares issued and outstanding.

(c)   Trading Market and Price.    There is no established trading market for the Company’s Common Shares.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   Name and Address.    The filing person and subject company to which this Schedule TO relates is Stellus Private Credit BDC. The address and telephone number of the Company are set forth under Item 2(a) above. The names of the trustees and executive officers of the Company are as set forth in the Offer to Purchase under the heading “Section 9—Interests of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each trustee and executive officer of the Company are c/o Stellus Private Credit BDC, 4400 Post Oak Parkway, Suite 2200 Houston, TX 77027 and (713) 292-5400.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)   Material Terms.    The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Section 1— Purchase Price; Number of Shares; Expiration Date,” “Section 2—Purpose of the Offer; Plans or Proposals of the Company,” “Section 3—Certain Conditions of the Offer,” “Section 4—Procedures for Tendering Shares,” “Section 5—Withdrawal Rights,” “Section 6—Payment for Shares,” “Section 7—Source and Amount of Funds,” “Section 9—Interests of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” “Section 13—Certain United States Federal Income Tax Consequences,” and “Section 14—Amendments; Extension of Tender Offer Period; Termination.” There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.

(b)   Purchases. None of our trustees or executive officers intend to tender any of their Shares in the Offer. Therefore, if Shares are tendered in the Offer, the Offer will increase the proportional holdings of our trustees and executive officers. See “Section 10—Certain Effects of the Offer” of the Offer to Purchase.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)   Agreements Involving the Subject Company’s Securities.    Information regarding agreements involving the Company’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 9—Interests of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.” Except as set forth therein, the Company does not know of any agreement, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable), between the Company, any of its executive officers or trustees, any person controlling the Company or any executive officer or trustee of any corporation ultimately in control of the Company and any other person with respect to the Company’s securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)   Purposes.    Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Plans or Proposals of the Company.”

(b)   Use of Securities Acquired.    Information regarding the treatment of the Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 10—Certain Effects of the Offer.”

(c)   Plans.    Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Plans or Proposals of the Company.”

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)   Source of Funds.   We intend to use cash on hand and/or borrowings to purchase the Shares validly tendered and not withdrawn in the offer. Additional Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 7—Source and Amount of Funds.”

(b)   Conditions.    There are no material conditions to the financing discussed in paragraph (a) above. In the event the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(d)   Borrowed Funds We intend to use cash on hand and/or borrowings to pay for Shares validly tendered and not withdrawn in the offer. See “Section 6—Payment for Shares” for additional information.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)   Securities Ownership.    The information under the heading “Section 9—Interests of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b)   Securities Transactions.    The information under the heading “Section 9—Interests of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)   Solicitations or Recommendations.    The information under the headings “Important Information,” “Summary Term Sheet,” and “Section 1— Purchase Price; Number of Shares; Expiration Date” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

(a)   Financial Information.   Not applicable. The consideration offered to security holders consists solely of cash. The Offer is not subject to any financing condition, and the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The information under the caption “Section 8—Financial Statements” in the Offer to Purchase is incorporated herein by reference.

(b)   Pro Forma Financial Information.    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.

(1)   The information under the heading “Section 12—Additional Information” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2)  The information under the heading “Section 12—Additional Information” in the Offer to Purchase is incorporated herein by reference.

(a)(3)  Not applicable.

(a)(4)  Not applicable.

(a)(5)  None.

(c)   Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

ITEM 12.    EXHIBITS.

99(a)(1)(A)	Offer to Purchase, dated December 4, 2024.

99(a)(1)(B)	Letter of Transmittal.

99(a)(1)(C)	Notice of Withdrawal.

107	Filing Fee Table

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

99(a)(1)(A)	Offer to Purchase, dated December 4, 2024.

99(a)(1)(B)	Letter of Transmittal.

99(a)(1)(C)	Notice of Withdrawal.

107	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2024

STELLUS PRIVATE CREDIT BDC

By:	/s/ W. Todd Huskinson
	Name:	W. Todd Huskinson
	Title:	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary